Exhibit 21.1
Subsidiaries of the Company

Name of Subsidiary	State of Incorporation or Organization
Continental Building Products Operating Company, LLC	Delaware
Continental Buchanan, LLC	Delaware
Buchanan Solar Power, LLC	Delaware
Continental Palatka, LLC	Delaware
Continental Silver Grove, LLC	Delaware
Continental Building Products Canada, Inc.	Canada